UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934.

Commission File Number 001-9232

VOLT INFORMATION SCIENCES, INC.
(Exact name of registrant as specified in its charter)

2401 N. Glassell Street

Orange, California 92865
(714) 921-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.10 per share
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Volt Information Sciences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 29, 2022	By:	/s/ Rajiv Sardana
		Name:	Rajiv Sardana
		Title:	Chief Executive Officer